FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....  October..........................................   , 2008..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X         Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                 No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date.... October 23, 2008.......	By	....../s/...... Masashiro Kobayashi..................
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice Regarding Commencement of Tender Offer by Subsidiary

October 14, 2008

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First section) and other Stock Exchanges]

Inquiries:
Masahiro Osawa Managing Director & Group Executive, Finance & Accounting Headquarters +81-3-3758-2111
Notice Regarding Commencement of Tender Offer by Subsidiary
Canon Inc.’s subsidiary, Canon Electronics Inc., decided at its Board of Directors meeting held on October 14, 2008, to acquire shares of common stock in Asia Pacific System Research Co., Ltd. (Securities code: 4727, listed on Jasdaq Securities Exchange) through tender offer as described in the attached document.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

October 14, 2008

Company Name:	Canon Electronics Inc.
Representative:	Hisashi Sakamaki
President and Representative Director
(Code Number:	7739,
First Section of the Tokyo Stock Exchange)
Contact Person:	Yoshinari Omori
Senior Management Director
(Tel.:+81-3-5419-3800)
ANNOUNCEMENT CONCERNING COMMENCEMENT OF TENDER OFFER
FOR SHARES OF ASIA PACIFIC SYSTEM RESEARCH CO., LTD
Canon Electronics Inc. (the “Company”), hereby announces as follows that the Company adopted a resolution to acquire the share certificates of the common stock of Asia Pacific System Research Co., Ltd. (JASDAQ Code 4727: the “Target Company”) by a tender offer (the “Tender Offer”) at its board of directors’ meeting held on October 14, 2008:
1. Purpose of the Tender Offer
(1) Outline of the Tender Offer
The Company is making the Tender Offer for the main purpose of acquiring all of the 5,507,400 common shares of the Target Company (equivalent to 61.18% of the issued shares) held by Fullcast Holding Co., Ltd. (Changed its company name from Fullcast Co., Ltd. as of October 1, 2008. Fullcast Co., Ltd. prior to September 30, 2008 and Fullcast Holding Co., Ltd thereafter are collectively referred to as the “Parent Company”), the Parent Company of the Target Company.
Given that the purpose of the Tender Offer is to acquire all of the 5,507,400 common shares of the Target Company held by the Parent Company, the minimum number of shares to be purchased in the Tender Offer is equal to the number of common shares of the Target Company held by the Parent Company. In order to give shareholders of the Target Company other than the Parent Company an opportunity to sell their shares, no maximum limit has been set on the number of shares to be purchased.
The Target Company adopted a resolution to approve of the Tender Offer at its board of directors’

meeting held on October 14, 2008. At the meeting, Mr. Takehito Hirano, an outside director of the Target Company, serving concurrently as a director and the chairman of the Parent Company, did not participate in the deliberations and the resolution relating to the Tender, to avoid a conflict of interest.
(2) Background and reasoning behind the decision to make the Tender Offer as well as the management policy after the Tender Offer
The Company, established as a camera components manufacturer in 1954, has expanded its activities to conduct business globally by diversifying its business to include office machine components and other products.
In 1997, the Company began to revitalize its business base, focusing on expansion and becoming and excellent corporation, to create an organization to supply consumers with both parts and end products. In 2000, the Company set a management target to be one of the most profitable companies in the world, and has been promoting the overall reform of the management. Seeking to change the employees’ attitudes, the Company emphasized avoiding waste at all points in the physical distribution process, as well as improving the flow of information relating to the business, in practices ranging from taking orders for components, manufacturing, and the delivery of the end products to the customers. This reform effort successfully allowed the business to become more profitable. Additionally, the Company is continuously seeking to enter growing markets, and develops new businesses and products to keep its business diversified and active. The Company’s business includes developing precision electronic components, including, but not limited to shutters, sensors and motors for digital cameras, scanner units for a laser printers, and end products such as document scanners for business use, mobile devices, and precision manufacturing equipment. Recently, the Company began to engage in businesses for environment-related devices, and information management, including, but not limited to information security systems, and is steadily expanding its business.
The Company is focusing on developing its business in the field of information-related technology as a growing business, amid ongoing advancement in highly information-based society. To research and study the market trends in information security technology, the Company established the Canon Electronics Information Security Research Laboratory internally. In doing so the Company systematized its knowledge base regarding the prevention of information leaks in order to offer an innovative consulting business to its customers, successfully acquiring a large client base. In the year before last, the Company entered into the business of creating efficient customer information management systems.
The Company has an advanced capacity in planning system products and the like, based on its technological know-how and also has its business group’s worldwide distribution network. However, the Company acknowledges that in order to further increase profits, it is important to have a management strategy that reinforces and accelerates the technological development of products and systems suited to the customers needs, putting them on the market in a timely fashion while continuing to provide quality services. The Company understands that it is indispensable to retain more talented system engineers in the Company as a solution to the lack of system engineers and other development staff in order to reinforce and accelerate the development of new products. Accordingly, the Company employs and educates talented new system engineers and seeks to form an alliance with a company having similarly talented system engineers to strengthen the organization of its information-related business.
The Target Company was established as an information system provider in 1970, and has over thirty-eight years of experience and know-how, as well talented personnel. The Target Company uses its broad capacity in technology development, mainly in JAVA, to meet various customers’ needs for the construction of backbone (kikan-kei), general purpose (hanyu-kei), and infrastructure (kiban-kei) systems, as well as for sustained growth. During this period, the Target Company formed a strategic alliance with Compaq Computer K.K. (presently, Hewlett-Packard Japan, Ltd.) in the system integration service business, and has been providing its customers with high-quality technology and services, while working closely with many other partners. In 2005, the Target Company formed a general business alliance with the Parent Company, including an equity investment. This alliance contributed to the expansion of the business of Parent Company’s group and the improvement of the information system function of the Target Company’s group, by taking advantage of its strength in reliable information and security technology.
The Target Company has been diversifying its business into the packaged solution service arena from the system integration service business and expanding through strategic mergers and acquisitions. However, as the Parent Company changed its business strategy, with the Parent Company’s assistance the Target Company is seeking a new equity based business alliance partner for business synergy to increase its corporate valuation.
Under these circumstances, starting in July of this year, the Company and the Target Company have been repeatedly discussed and reviewed the possibility of increasing the corporate valuation of both companies through an equity-based business alliance. If the Target Company joins the Company’s group, the Target Company have access to the Company’s ability to develop system products and the like, and its worldwide distribution network, expanding the Target Company’s business opportunities. At the same time, the Target Company has thirty-eight years of experience and know-how as well as a talented personnel base, so the Company may expect this to help resolve the general lack of system engineers and other development staff. Further, by combining customers’ confidence in the length of the Target Company’s business operations with the Company’s management resources, it is possible to accelerate the growth of the information-related business of the Company’s group. Accordingly, the Company and the Target Company reached the conclusion that such an alliance will give concrete synergistic benefits to each company, including, but not limited to, the above-mentioned examples. Thus, it will be efficient for the both companies to endeavor to cooperate in a broad range of the information-related businesses to grow the corporate valuation after the Target Company becomes a subsidiary of the Company. Accordingly both companies entered into a Memorandum of Understanding regarding an equity-based business alliance on October 14, 2008.
The outline of the Memorandum of Understanding is as follows:
(i)	The Company and the Target Company shall sincerely cooperate with each other to maintain present business and develop future business;

(ii)	The Company shall make the Tender Offer in order to acquire all of the 5,507,400 shares of the Target Company held by the Parent Company; and

(iii)	The Target Company shall propose the election of one statutory auditor designated by the Company at its scheduled ordinary general shareholders meeting to be held in December, 2008.
(3) Outline of the Conditions of the Tender Offer
The Company executed the tender agreement (the “Tender Agreement”) with the Parent Company on October 14, 2008, regarding tendering the shares for the Tender Offer. In the Tender Agreement, the parties agreed that the Parent Company shall tender all of the 5,507,400 common shares (61.18% of the issued shares) of the Target Company held by the Parent Company for the Tender Offer; and the Parent Company shall exercise its voting rights, in accordance with the Company’s instructions, at the scheduled ordinary general shareholders meeting to be held in December, 2008.
The offer price for the Tender Offer shall be 650 yen per share. The closing share price of the Target Company on Jasdaq Securities Exchange, Inc. (the “Jasdaq Securities Exchange”) on the business day before the date of the resolution of commencement of the Tender Offer (i.e. October 10, 2008), the average closing share price for a one-month period ending on the same day, the average closing share price for the last three-month period (rounding to unit) and the premium from the offer price (rounded to two decimal places) for each period are as follows:
-Closing share price on the business day before the date of the resolution: 470 yen (Premium: approximately 38.30%);

-Average closing share price for the last month: 507 yen (Premium: approximately 28.21%);

-Average closing share price for the last three months: 477 yen (Premium: approximately 36.27%).
(4) Possibility of Delisting
The common shares of the Target Company are listed on Jasdaq Securities Exchange. The Tender Offer shall not be conducted for the purpose of delisting the shares of the Target Company. As of today, the Company has no intention to acquire additional common shares of the Target Company after the Tender Offer and will maintain the listing of the common shares of the Target Company.
However, because the Company has not set a maximum limit for the number of share certificates to be purchased in the Tender Offer, the Target Company’s common shares may be delisted in accordance with the delisting criteria and through the procedures set by Jasdaq Securities Exchange. The policy on how to deal with the situation where the Target Company’s shares fall under the delisting criteria will be carefully considered if the probability thereof reaches a high level.
2. Outline of the Offer
(1) Outline of the Target Company

1)	Company Name	Asia Pacific System Research Co., Ltd.

2)	Description of Business	System development
Maintenance and operation
License package
Web design
Others

3)	Date of Establishment	April 22, 1970

4)	Principal Place of	37-10, Takada 3-chome, Toshima-ku, Tokyo
Businesss

5)	Name and Title of	Takeshi Uchiyama, President and Representative Director
Representative

6)	Amount of Paid-in Capital	2,399 million yen (as of March 31,2008)

7)	Major shareholders and their shareholding ratio (as of March 31, 2008)	-Fullcast Holding Co., Ltd. -Kiyoshi Koba -Employee stock ownership board -Japan Trustee Services Bank, Ltd. -Akiko Koba -Daisuke Koba -Kiyoshi Sato -Midori Koba -Hideyuki Sato -Masahiko Tsutsumi		61.18% 12.18% 2.25% 1.56% 0.83% 0.50% 0.34% 0.33% 0.33% 0.33%

8)	Relation, etc. between the Company and the Target Company	Capital relationship	N/A

		Personnel relationship	N/A

		Business relationship	N/A

		Applicability to related parties	N/A

(2) Period of the Offer
(i)	Period of the offer at the time of filing (the “Tender Offer Period”): From Wednesday, October 15, 2008 to Friday, November 14, 2008 (22 business days)

(ii)	Possibility for extension at the request of the Target Company
In accordance with Article 27-10(3) of the Financial Instruments and Exchange Law (Law no.25 in 1948, including revision thereafter, the “Law”), in the event the Target Company submits a statement of opinion report requesting an extension of the Tender Offer Period, the period of purchase shall be extended to 30 business days, and the Tender Offer Period shall be extended until Thursday, November

27, 2008.
(3) Purchase price in the Tender Offer:    650 yen per share
(4) Basis of calculating the offer price
(i)     Basis of calculation
In order to determine the purchase price (“Offer Price”) for the common stock of the Target Company for the Tender Offer, the Company referred to a statement for calculating share valuation (calculation basis date: October 3, 2008, the “Statement for Calculating Share Valuation”), which was submitted on October 8, 2008, by Ligaya Partners Ltd. (“Ligaya Partners”), a third-party valuation organization independent from the Company and the Target Company.
To calculate the valuation of the common stock of the Target Company, Ligaya Partners reviewed the business plan, etc. of the Target Company, which was submitted by the Company. On the assumption that the Target Company is a going concern, and as a result of consideration that it is appropriate to assess from various perspectives, Ligaya Partners used the Discounted Cash Flow Method, based upon a profitability standard (the “DCF method”), the Average Stock Price method and the Similar Companies Analysis method.
Under the DCF method, in accordance with the conditions regarding the earnings forecast and the business investments of the Target Company, the value of the shares was analyzed by abating the future cash flow to the current value using a set cut rate. Accordingly, the range of the value per share was calculated to be between 600 yen and 704 yen.
Under the Average Stock Price method, the value of the shares was analyzed using the average closing price for the last one-month and the average closing price for the last three-months. The resulting range of the value per share was calculated to be between 489 yen and 521 yen.
Under the Similar Companies Analysis method, the value of the shares was analyzed by filtering and selecting listed companies whose business was similar to the Target Company, calculating the average of the magnification ratio regarding the financial figures and the fair market value of those companies, finally multiplying the ratio to the financial figures of the Target Company. Thus, according to this method, the range of the value per share was calculated to be between 367 yen and 612 yen.

By referring to the results of the above calculations in the Statement for Calculating Share Valuation, and in light of premium standards used in past examples of tender offers, whether or not the Target Company’s approves the Tender Offer, the results of negotiation and consultation with the Target Company and the Parent Company and other factors, the Company decided to set the Offer Price at 650 yen at its board of directors’ meeting held on October 14, 2008.
In addition, the closing share price of the Target Company in JASDAC Securities Exchange on the business day before the date of resolution of the Tender Offer (i.e. October 10, 2008), the average closing price during the last one-month period until the same date, the average closing price during the last three-month period (rounded to unit) and premium to the Offer Price (rounded to two decimal place) in each duration are as follows:
The closing share price on the business day before the date of the resolution:    470 yen (premium approx. 38.30%)
The average closing share price in the last one-month:    507 yen (premium approx. 28.21%)
The average closing share price in the last three-months:    477 yen (premium approx. 36.27%)
(ii)    Process of the Calculation
From July of this year, the Company discussed the possibility of a business alliance with the Target Company. Through the Target Company, the Company confirmed that the Parent Company was willing to sell the Target Company’s shares and started discussing and reviewing the possibility with the Parent Company. As a part thereof, the Company conducted a due diligence review with respect to the Target Company’s business and financial situation from a commercial, legal, account and tax perspective. In light of the results, the Company proceeded with the discussions, reviewing future management issues and the contents of a business alliance with the Target Company and the Parent Company.
In order to negotiate the concrete conditions with the Target Company and the Parent Company, the Company requested Ligaya Partners, a third-party valuation organization independent from the Company and the Target Company, to calculate the value of the shares of the Target Company in order to use as reference for deciding the Offer Price. The Company received the Statement for Calculating Share Valuation on October 8, 2008. As described in this statement, Ligaya Partners utilized the DCF method, the Average Stock Price method and the Similar Companies Analysis method to calculate the value of a common share of the Target Company and the results are as follows:

-DCF method:    600 yen to 704 yen;
- Average Stock Price method:    489 yen to 521 yen;
- Similar Companies Analysis method:    367 yen to 612 yen.
By referring to the results of the above calculations in the Statement for Calculating Share Valuation, and in light of premium standards used in past examples of tender offers, the need for the Target Company’s of the Tender Offer, the results of negotiation and consultation with the Target Company and the Parent Company and other factors, the Company decided to set the Offer Price at 650 yen at its board of directors’ meeting held on October 14, 2008.
On the other hand, the Target Company requested Capital Strategy Consulting, a third-party valuation organization independent from the Company and the Target Company, to calculate the value of the shares of the Target Company in order to use as reference for deciding the Offer Price. The Target Company received a statement with the calculated value on October 8, 2008. In light of the contents of the statement, the Target Company agreed that the conditions of the Tender Offer are fair and proper and the resolution to approve the Tender Offer was adopted at the meeting of the board of directors held on October 14, 2008.
At the meeting, Mr. Takehito Hirano, an outside director of the Target Company, serving as a director and the Chairman of the Parent Company, did not participate in the deliberation and the resolution relating to the Tender Offer, to avoid a conflict of interest.
(iii)   Relation to the valuation organization
Ligaya Partners does not fall under the definition of a “related parties” of the Company or the Target Company.
(5) Number of Share Certificates, etc. to be purchased

Expected number to be purchased as converted to shares	Minimum number to be purchased as converted to shares	Maximum number to be purchased as converted to shares

5,507,400 shares	5,507,400 shares	- shares

(*1) In case the total of the shares tendered does not reach “Minimum number to be purchased as converted to shares” (i.e. 5,507,400 shares. Hereinafter referred to as the “Expected Number to be Purchased”), the Company will not purchase any tendered share certificate, etc. In case the total of the shares tendered reaches or exceeds the Expected Number to be Purchased, the Company will purchase all of the tendered share certificates, etc.
(*2) The maximum number of the share certificates, etc. of the Target Company to be purchased in the Tender Offer is 9,001,725. This is the total number of shares issued of the Target Company as of June 23, 2008 (9,002,200 shares) described in the 40th half-year report of the Target Company (submitted on June 23, 2008) minus the number of treasury shares of the Target Company as of March 31, 2008 (475 shares) on the same report.
(*3) Odd lot shares are also covered in the Tender Offer. However, the share certificates thereof shall be delivered at the time of the tender. (If such share certificates are deposited at the Japan Securities Depository Center, Inc. (“JASDEC”), such delivery of the share certificates are not required.). In case of a request to purchase odd lot shares by a shareholder pursuant to the Corporate Law, the Target Company may purchase its own shares in accordance with the prescribed procedure during the Tender Offer Period and the purchase price thereof shall be that as specified in the Target Company’s share treatment regulation.
(*4) The treasury shares held by the Target Company are not to be purchased in the Tender Offer.
(6) Changes in holding ratio of share certificates, etc. after the Tender Offer

Number of voting rights of the share certificates, etc. owned by the Company before the Tender Offer	- Units	(Holding ratio of share certificates, etc. before the Tender Offer
- %)
Number of voting rights of the shares owned by specially related parties before the Tender Offer	55,074 Units	(Holding ratio of share certificates, etc. before the Tender Offer
61.18%)
Number of voting rights of the share certificates, etc. to be purchased	55,074 Units	(Holding ratio of share certificates, etc. after the Tender Offer
61.18%)
Total Number of voting rights of all shareholders of the Target Company	90,003 Units

(*1) [Number of voting rights of the share certificates, etc. to be purchased] means the number of voting rights of the shares to be purchased in the Tender Offer (5,507,400 shares).
(*2) [Number of voting rights of the share certificates, etc. owned by specially related persons before the purchase] means the total number of voting rights of the share certificates, etc. owned by each specially related person. However, because the share certificates, etc. owned by specially related persons are also targeted for purchase in the Tender Offer, the [Number of voting rights of the shares owned by specially related parties before the Tender Offer] is not added to numerator when calculating the [Holding ratio of share certificate, etc. after the Tender Offer].
(*3) [Number of voting rights of all shareholders of the Target Company] means the number of voting rights of all shareholders in the Target Company as of March 31, 2008, as described in the Target Company’s 40th half-year report (submitted on June 23, 2008). However, because the odd lot shares are also covered by the Tender Offer, the denominator for calculating the [Holding ratio of share certificates, etc. before the Tender Offer] and the [Holding ratio of share certificates, etc. after the Tender Offer] is the number of voting rights of 9,001,725 shares calculated to be 90,017 units, which is determined by subtracting the number of treasury shares of the Target Company (475 shares) as of March 31, 2008, described in the above report, from number of issued shares (9,002,200 shares) as of June 23, 2008, per the above report.
(*4) Because the Company will purchase of all the share certificates, etc. tendered in the Tender Offer, even if total number tendered in the Tender Offer exceeds the Number to be Purchased, the [Holding ratio of share certificates, etc. after the Tender Offer] could be 100.00%.
(*5) The [Holding ratio of share certificates, etc. before the Tender Offer] and the [Holding ratio of share certificates, etc. after the Tender Offer] are rounded off to second decimal place.
(7) Total Purchase Price: 3,579,810,000 yen
   (*) The Purchase price is the price determined by multiplying the Expected Number to be Purchased (5,507,400 shares) by the Offer Price. Because the Company will purchase all share certificates, etc. tendered in the Tender Offer, in case the total number equals or exceeds the Expected Number to be Purchased, the total purchase price may equal 5,851,121,250 yen. This is the cost of the maximum number of share certificates, etc. which might be purchased by the Company through the Tender Offer, as determined by subtracting the number of treasury shares of the Target Company (475 shares) as of March 31, 2008, as described in the Target Company’s 40th half-year report (submitted on June 23, 2008) from the number of issued shares (9,002,200 shares) as of June 23, 2008, as described in the above report.

(8) Method of Settlement
(i)	Name and Address of head office of the Banks, Securities Companies, etc. in charge of the settlement of the Tender Offer
Nikko Cordial Securities Inc. 3-3-1 Marunouchi, Chiyoda-Ku, Tokyo Japan
(ii)	Commencement Date of the Settlement
Thursday, November 20, 2008
According to Article 27-10(3) of the Law, in the event the Tender Offer Period is extended, the date will be Wednesday, December 3, 2008
(iii)	Settlement Method
After the expiration of the Tender Offer Period, notification regarding the purchase in the Tender Offer shall be mailed to the address or place of business of subscribed shareholders without delay. (In the case the shareholder is a foreigner, it shall be mailed to their standing agent.)

The purchase price shall be paid in cash. The agent of the Tender Offer shall remit the purchase price of the purchased share certificates, etc. to the places designated by the tendered shareholders (in the case a foreign shareholder, their standing agent) in accordance with the instruction of the tendered shareholders.
(iv)	Method for returning the stock certificates
In the event that the tendered share certificates, etc. are not purchased based on the terms of sub-section (i) “The existence and contents of terms set forth in Article 27-13 (4) of the Law” or subsection (ii) “The existence and contents of terms of withdrawal of the Tender Offer and the method of disclosure of the withdrawal” in Section (9) “Other Terms and Methods of the Tender Offer” below, the agent of the Tender Offer shall return the stock certificates, etc. to be returned in accordance with the tendered shareholders’ instruction without delay after the settlement commencement date (in the event of the withdrawal of the Tender Offer, the day of the revocation), by the following method:
a.	In the event the share certificates, etc. are delivered to the agent of the Tender Offer, the unpurchased stock certificates will be mailed or delivered to the subscribed shareholders, or in the case of a foreign shareholder, to their standing agent.

b.	In case the stock certificates, etc. which are deposited with the agent of the Tender Offer (or JASDEC via the agent of the Tender Offer) are tendered, the unpurchased share certificates, etc. will be returned to the status of deposit before the tender.
(9) Other terms and method of the Tender Offer
(i)	The existence and contents of the terms set forth in Article 27-13 (4) of the Law
In case the total number of the tendered share certificates, etc. does not reach the Expected Number to be Purchased, the Company will not purchase any tendered share certificate, etc. In the event the total number of the tendered share certificates, etc. reaches or exceeds the Expected Number to be Purchased, all of the tendered share certificates, etc. will be purchased.
(ii)	The existence and contents of terms of withdrawal of the Tender Offer and the contents and method of disclosure of the withdrawal
In the event any of the items indicated in Article 14, paragraph 1, items 1.1 through 1.9 and 1.12 through 1.18, items 3.1 through 3.8 and paragraph 2, items 3 through 6 of the Enforcement Order of the Financial Instruments and Exchange Law (Cabinet Order 321, of 1965. Including its amendments, “the Order”.) arises, the Tender Offer may be withdrawn.
In the event of withdrawal, an electronic public notice shall be made and a public notice shall also be made in the Nihon Keizai Shimbun that such electronic public notice has been made. Provided that, in the event that it is difficult to make a public notice before the end of the Tender Offer Period, a public announcement shall be made by the method stated in Article 20 of the Cabinet Office Ordinance regulating the disclosure of the tender offer of the share certificates, etc. by non- issuers (1990 Ministry of Finance Ministerial order 38, including its later revisions, “the Ordinance”), and a public notice shall be made immediately thereafter.
(iii)	Existence and contents of conditions for reduction in the purchase price and the method of disclosure
In the event the Target Company takes any action indicated in Article 13 (1) of the Order pursuant to

Article 27-6 (1) (i) of the Law, the purchase price may be reduced in accordance with the criteria in Article 19 (1) of the Ordinance. In the event the purchase price is reduced, an electric public notice shall be made and a public notice shall also be made in the Nihon Keizai Shimbun that such electronic public notice has been made. Provided that in the event that it is difficult to make a public notice before the end of the Tender Offer Period, a public announcement shall be made by the method indicated in Article 20 of the Ordinance, and a public notice shall be made immediately thereafter.
In the event that a reduction in the purchase price is made, the share certificates, etc. tendered prior to the day of such public notice shall be purchased in accordance with the terms after the change.
(iv)	Matters regarding right of cancellation for shareholders tendered in the Tender Offer
Tendered shareholders may cancel the agreements regarding the Tender Offer at anytime during the Tender Offer Period.
In case of such cancellation of agreements, the shareholder shall deliver or send the notice stating the cancellation of the agreements (“Cancellation Notice”) to the recipient designated below by 15:30 on the last day of the Tender Offer Period. (Office hours or securities transaction hours may differ from branch to branch. Confirm the hours in advance.) Note that the Cancellation Notice, if sent by mail, shall be received by no later than 15:30 of the last day of the Tender Offer Period. (Office hours or securities transaction hours may differ from branch to branch. Confirm the hours in advance.)
Authorized Recipient of the Cancellation Notice
Nikko Cordial Securities Inc.           3-3-1, Marunouchi, Chiyoda-ku Tokyo Japan
(Including any branch of Nikko Cordial Securities Inc. in Japan)
The Company shall not claim for damages or penalty against the tendered shareholder in case the shareholder cancels the agreements. The Company shall also bear the expense of returning the deposited share certificate, etc.
(v)	Method of disclosure in the event of an amendment to terms of Tender Offer
The Company may change the terms of purchase in the Tender Offer except in the cases prohibited by Article 27-6 of the Law and Article 13 of the Order. In the event the purchasing terms are changed, the Company shall make an electronic public notice regarding the contents of the changes and also make a public notice in the Nihon Keizai Simbun that such electronic public notice has been made. However in the case it is difficult to make a public notice prior to the last day of the Tender Offer Period, the Company may make the public announcement according to the method prescribed by Article 20 of the Ordinance and make a public notice immediately thereafter. In case that purchasing conditions are changed, the Company shall purchase the share certificates, etc. tendered prior to the day of such public notice under the new purchasing conditions after the change.
(vi)	Method of disclosure in case an amendment statement is filed
In event that the Company files an amendment statement to the head of the Director of the Kanto Local Financial Bureau, the Company shall immediately release a public announcement regarding the changes described in the amendment statement relevant to the contents of the notice concerning commencement of Tender Offer in accordance with the method as prescribed in Article20 of the Ordinance. The Company shall immediately amend the tender offer explanatory documents and deliver the amended documents to the tendered shareholders who had already received them. However, in case that the change is within a small portion, the Company may make the amendment by preparing and delivering to the tendered shareholders a paper specifying the reason for the amendment, the amended items and the content after amendment.
(vii)	Method of disclosing the results of the Tender Offer
The Company shall make a public announcement of the results of the Tender Offer on the day after the last day of the Tender Offer Period by the method prescribed in Article 9-4 of the Order and Article 30-2 of the Ordinance.
(viii)	Others
The Tender Offer will not, directly or indirectly, be carried out in or for the U.S., nor will, it be conducted using the U.S. mail service or other methods or means of inter-state trade or international trade, including but not limited to telephone, telex, facsimile, e-mail, internet communication or via securities exchange facilities in the U.S. Applying for the Tender Offer by the above methods or means, or securities exchange facilities in the U.S., is not permitted.
The registration statement of the Tender Offer or related documents may not be sent or distributed in,

to or from the U.S. by mail or other methods, and such mail or distribution is not authorized. Application for the Tender Offer in breach of the above restrictions directly or indirectly shall not be accepted.
The tendering shareholder (or the standing agent in case of a foreign shareholder) in the Tender Offer shall respectively be required to represent and warrant the following items; they are not present in the U.S. neither at the time of application nor the time of sending the application form for the Tender Offer; no information regarding the Tender Offer or other documents related to the Tender Offer has been received or sent in, to or from the U.S.; mail services in the U.S. or any the other method or means of inter-state trade or international trade (including but not limited the telephone, telex, facsimile, e-mail, internet communication), or securities exchange facilities in the U.S. have not been used in regards to the Tender Offer or signing or delivering or application form for the Tender Offer, either directly or indirectly; they are not acting as an agent, a trustee or a mandatory for others without discretion (except for the cases where such others are giving instructions related to the Tender Offer from outside the U.S.).
(10) The date of Public Notice of Commencement of the Tender Offer
Wednesday, October 15,2008
(11) Agent for the Tender Offer: Nikko Cordial Securities Inc.
3. Policy after the Tender Offer and Future Outlook
The Company will dispatch one person designated by the Company to be appointed as a statutory auditor of the Target Company at the ordinary general meeting of the shareholders of the Target Company to be held in December of 2008. At present, the Company has no intention to purchase additional shares of the Target Company after the Tender Offer and intends to maintain the listing of the shares of the Target Company after the Tender Offer.
However, because the Company has not set a maximum number of share certificates, etc. to be purchased in the Tender Offer, the Target Company’s shares may be delisted in accordance with the delisting criteria and through the procedures set by Jasdaq Securities Exchange. The policy on how to deal with the situation where the Target Company’s shares fall under the delisting criteria will be carefully considered if the probability thereof reaches a high level.

The Tender Offer’s influence on the operating results of the Company during the fiscal term of 2008 will be slight.
4. Miscellaneous Matters
  (1) Existence and contents of an agreement between the Company and the Target Company or its Directors
(i)	Existence and contents of an agreement between the Company and the Target Company or its Directors
The Target Company made a resolution to support the Tender Offer at its board of directors’ meeting held on October 14, 2008.
Furthermore, the Company executed a Memorandum of Understanding regarding an equity-based business alliance with the Target Company on October 14, 2008. The main contents of this Memorandum are as follows;
a.	The Company and the Target Company shall sincerely cooperate with each other to maintain and develop present and future business;

b.	The Company shall make the Tender Offer in order to acquire all of the 5,507,400 shares of the Target Company held by the Parent Company; and

c.	The Target Company shall propose the election of one statutory auditor designated by the Company at its scheduled ordinary general shareholders meeting to be held in December of 2008.
(ii)	Existence and contents of agreement Between the Company and the Parent Company
In the agreement executed on October 14, 2008, the Company and the Parent Company agreed that the Parent Company shall tender all of the 5,507,400 shares of The Target Company owned by the Parent Company in the Tender Offer and, subject to the completion of the settlement with respect to the Tender Offer, the Parent Company will exercise its voting rights in accordance with the

Company’s instruction at the scheduled ordinary general shareholders meeting to be held in December, 2008.
The Company and the Parent Company has not agreed to any other matter except for the above.
(2) Other information necessary for shareholders to determine whether to tender or not
None.